UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at December 18, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 18, 2006

Print the name and title of the signing officer under his signature.
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  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.tasekomines.com

TASEKO ANNOUNCES YEAR END & Q4 RESULTS

December 18, 2006, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces its financial results for the year and quarter ending September 30, 2006, including production and sales for the Gibraltar Mine located near Williams Lake in south-central British Columbia. All dollar amounts are stated in Canadian currency unless otherwise indicated.

Overview & Highlights

For the year ended September 30, 2006, Taseko's cash flow from operations was $55.4 million and earnings were $32.9 million or $0.29 per share ($0.26 per share fully diluted), as compared to negative cash flow of $1.8 million and earnings of $23.3 million or $0.23 per share ($0.21 per share fully diluted) in fiscal 2005.

For the fourth quarter of 2006, earnings were $19.1 million or $0.16 per share.

Copper and molybdenum sales revenue of $161.9 million in fiscal 2006 was an increase from the $87.6 million achieved in the previous year. The average realized price for sales of copper in fiscal 2006 was US$2.44 per pound and for molybdenum was US$23.28 per pound.

During the fourth quarter, the Company contributed $13 million into its reclamation trust fund, fully funding its reclamation liability for the Gibraltar mine.

The Company paid $3.5 million to terminate its joint venture with Ledcor CMI Ltd, making Taseko 100% operator of the Gibraltar mine.

Taseko also spent $3.5 million to advance feasibility and permitting studies on its Prosperity gold-copper project and on other corporate initiatives during the year.

Mineral reserves at year end for Gibraltar were increased by 74 million tons, boosting recoverable copper from 826 million pounds in 2004 to 1.43 billion pounds in 2006 and securing the long term viability of the operation. Recoverable molybdenum increased from 12 million pounds to 22 million pounds.

At year end, the Company had $89.4 million in cash and equivalents.

	Year Ended September 30, 2006 [1]	Year Ended September 30, 2005 [1]
Revenue	$161.9 million	$87.6 million
Copper	$140.3 million	$71.9 million
Molybdenum	$21.6 million	$15.7 million
Cash Flow [2]	$55.4 million	($1.8 million)
Cash Flow per Share (basic)	$0.49	($0.02)
Earnings	$32.9 million	$23.3 million
Earnings per share (basic)	$0.29	$0.23
1 All dollar amounts are stated in Canadian currency unless otherwise indicated.
2 Cash flow and cash flow per share are numbers used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.

Gibraltar Mine

2006 Production Highlights
  Copper in concentrate production during the year was 49.1 million pounds of copper and molybdenum in concentrate production during the year was 821 thousand pounds.
  Copper concentrate sales for the year were 90,230 wet metric tonnes ("WMT"), containing 51.0 million pounds of copper and molybdenum concentrate sales during the year were 789 WMT, containing 798 thousand pounds of molybdenum.
  Copper concentrate inventory at September 30, 2006 was 13,396 WMT (8.4 million pounds of copper) and molybdenum in concentrate inventory was 30.7 WMT (32 thousand pounds of molybdenum).

2006 Production Results

The following table is a summary of the operating statistics for fiscal 2006 compared to fiscal 2005.

	Fiscal 2006	Fiscal 2005
Total tons mined (millions)[1]	38.4	40.0
Tons of ore milled (millions)	10.9	11.5
Stripping ratio	2.44	2.31
Copper grade (%)	0.285	0.314
Molybdenum grade (%MoS 2)	0.015	0.017
Copper recovery (%)	79.1	76.2
Molybdenum recovery (%)	41.2	23.1
Copper production (millions lb)	49.1	54.8
Molybdenum production (thousands lb)	821	427
Copper production costs, net of by product credits[2], per lb of copper	US$1.25	US$0.87
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.25	US$0.28
Total cash costs of production per lb of copper	US$1.50	US$1.15

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold.
Unit costs were lower in fiscal 2005 because molybdenum prices and pounds of copper produced were higher.

Total tons mined in the current fiscal year were lower than in fiscal 2005 as a result of low haulage truck availability due to the industry wide lack of tire supply. Gibraltar maintains a contract for 80% of the mine's haulage truck tire requirements and is working to secure other sources as well taking all reasonable measures to extend tire life.

The mine worked through a lower grade portion of the Pollyanna pit and an unexpectedly high percentage of very fine clay type ore caused by geological faults, affecting mill throughput. As well, production was further negatively affected by a lower than planned mill mechanical availability (including fifteen days of primary crusher down time during May and June). As a result, copper produced in concentrate during fiscal 2006 was 49.1 million pounds, a decrease from the 54.8 million pounds produced in fiscal 2005.

Molybdenum produced in concentrate was 821 thousand pounds, an increase from 427 thousand pounds produced in fiscal 2005. The new molybdenum circuit was commissioned and fine-tuned during fiscal 2005, and has been in full production in 2006.

Fourth Quarter Production Highlights

  Copper in concentrate production during the quarter was 12.8 million pounds of copper, 26% more than the previous quarter. Molybdenum in concentrate production in the quarter was 197 thousand pounds, a 17% increase from the previous quarter.
  Copper concentrate sales for the quarter were 8,982 wet metric tonnes ("WMT"), containing 5.0 million pounds of copper, a decrease from the 29,129 wet metric tonnes ("WMT"), containing 16.0 million pounds of copper sold during the previous quarter. Molybdenum concentrate sales in the quarter were 169 WMT, containing 172 thousand pounds, a decrease from the 186 WMT, containing 186 thousand pounds sold in the previous quarter.
  The average price realized for sales of copper in the quarter was US$3.23 per pound and for sales of molybdenum in the quarter was US$24.10 per pound.
  Copper concentrate inventory at September 30, 2006 was 13,396 WMT, an increase in inventory from the 1,094 WMT of concentrate on hand at the end of the previous quarter. Molybdenum in concentrate inventory was 30.7 WMT, compared to 7.4 WMT at the end of the previous quarter.

Fourth Quarter Production Results

The following table is a summary of the operating statistics for the fourth quarter compared to the same quarter in fiscal 2005.

	Q4 2006	Q4 2005
Ore + Waste mined (000's tons)	9,594	10,504
Ore milled (000's tons)	2,766	2,977
Stripping ratio	2.47	2.42
Copper grade (%)	0.293	0.281
Molybdenum grade (%MoS 2)	0.009	0.014
Copper recovery (%)	79.6	77.7
Molybdenum recovery (%)	40.8	20.3
Copper production (000's lb)	12,748	13,021
Molybdenum production (000's lb)	197	108
Copper production costs, net of by product credits, per lb of copper	US$1.38	US$0.80 [1]
Off Property Costs for transport, treatment (smelting & refining) & sales per lb of copper	US($1.35) [2]	US$0.34
Total cash costs of production per lb of copper	US$0.03	US$1.14

1 The by-product credit is based on pounds of molybdenum and ounces of silver sold.
Unit costs were lower in fiscal 2005 because molybdenum prices and pounds of copper produced were higher.
2 Includes $8.5 million received in settlement of arbitration with Glencore.

Tons mined were lower in the fourth quarter of fiscal 2006 compared to fiscal 2005 as a result of low haulage truck availability due to the continuing lack of tire supply. The worldwide ongoing tire supply issue will likely remain a major issue at least through 2007. Pre-emptive action taken includes: examining mine planning options to maintain ore supply, securing other sources of tires, purchase of lightweight truck boxes, construction of an in-pit crusher/conveyor and implementing ongoing tire life extension programs.

Ore milled was slightly lower in Q4 2006 compared to the same quarter of the prior year. Mill mechanical availability improved in Q4 2006 compared to Q3 2006, even when 48 hours of downtime attributable to work required to tie-in the mill expansion is included, but it continues to adversely affect copper production. The most significant mill availability issues in Q4 were in the secondary crusher circuit, where material handling issues were encountered as a result of a high percentage of wet, fine ore coming from the Pollyanna pit. The material handling problems are being addressed though mine planning and by blending different ore types. Upon completion of the mill expansion in December 2007, the secondary crusher will be largely unnecessary but, in the interim, immediate pre-emptive action on mill availability has been taken and includes: ongoing operations and maintenance procedures reviews and training, root cause analyses and repair/replacement programs to eliminate or reduce bottlenecks.

Copper recovery has improved in Q4 2006 compared with the same quarter in fiscal 2005; however, copper production for the quarter was lower as a result of lower mill production. Molybdenum production has improved from fiscal 2005 when commissioning problems were still taking place related the to the new molybdenum circuit that was completed in early 2005.

Costs per pound of copper produced were above forecast due to reduced metal production, as explained above, and higher than expected expenditures. Productivity improvements were offset by higher overall input costs for tires, grinding media, fuel, and contracted maintenance labour. Expenditures were also higher as a result of accelerating planned maintenance on the mining fleet of equipment, including the $1.5 million rebuild of a shovel performed in September, and repairs and replacement of equipment in the secondary crushers.

Mill Expansion Project

Work on an expansion and upgrade to the concentrator facility at the Gibraltar mine commenced in Q3 2006. Engineering and procurement is proceeding on schedule, with engineering approximately 70% complete. The upgrade and expansion project will increase the copper production capacity of the Gibraltar mine to 100 million pounds of copper per year by 2008.

The mill expansion is fully underway. Outside earthworks and foundation pours for the 10.4-meter diameter SAG mill and associated buildings are approximately 60% completed. The focus of construction activities moved inside the main mill building during the winter months to continue with the installation of the nine new 160 cubic meter flotation cells. All major components have been ordered and are confirmed to arrive at the site on time. Contracts for engineering, procurement and construction management, earthworks, civil engineering, and building erection have been let and contracts for mechanical and electrical installation are pending. Final cost projections are expected by mid-December and will include detailed estimates for piping, pumping, electrical, and instrumentation installations.

Solvent Extraction/Electrowinning (SX/EW) Plant Restart

Rehabilitation of Gibraltar's solvent extraction and electrowinning (SX-EW) plant has also been completed. All oxide material required for the restart of the SX/EW plant is in place and solvent distribution systems have been installed. Commissioning has begun and full production is expected in January 2007. Copper production from the SX-EW plant is expected to be 3.6 million pounds in 2007 with approximately 7 million pounds annually going forward.

Labour

There were no lost time accidents during the fourth quarter or over the fiscal year. The number of personnel at the end of the year was 282, compared to 281 at the end of the previous quarter and 248 at the end of fiscal 2005.

The joint venture established with Ledcor CMI Ltd. on the Gibraltar mine has been dissolved. Effective November 5, 2006, Taseko assumed responsibility for all matters in connection with the Gibraltar Mine. On-site full time staff and hourly Ledcor employees were informed in July that their employment would be transferred to Gibraltar as a result of the dissolution of the Joint Venture arrangement. The transfers were completed on November 5, 2006.

Mineral Reserves and Resources

A 61,500 foot exploration drilling program was carried out in 2006 to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth. The work successfully met these objectives and, in addition, encountered copper and molybdenum grades and copper equivalent values at depth that are significantly higher than the average 0.30% copper and 0.008% molybdenum grades (0.34% copper equivalent) mined over the past ten years of operation at the Gibraltar Mine.

As announced on December 12, 2006, modelling and mine plan development subsequent to year end resulted in a 40% increase in proven and probable reserves in the Granite Lake deposit. Under present mine operating parameters of 36,000 tons milled per day, this addition to reserves extends the mine life to 21 years. Upon completion of the mill expansion in December 2007 to 46,000 tons per day, Gibraltar mine life will be approximately 15 years.

Gibraltar Mineral Reserves at October 1, 2006 at 0.20% Copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven	17.2	0.335	0.011
	Probable	1.4	0.276	0.009
	Subtotal	18.6	0.331	0.011
PGE Connector	Proven	43.0	0.297	0.010
	Probable	13.3	0.278	0.014
	Subtotal	56.3	0.293	0.011
Granite Lake	Proven	97.0	0.318	0.009
	Probable	10.5	0.317	0.006
Granite Lake Additional	Proven	60.6	0.334	0.011
	Probable	13.4	0.326	0.011
	Subtotal	181.5	0.324	0.010
Total		256.4	0.318	0.010

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P. Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. The estimates used long term metal prices of US$1.50/lb for copper and US$8.00/lb for molybdenum and a foreign exchange of C$0.88 per US dollar. A technical report will be filed on www.sedar.com in January 2007.

In addition to the above reserves, the mineral resources are estimated to be:
Gibraltar Mineral Resources at 0.16% to 0.20% Copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	414 197	0.284 0.272	0.008 0.007
Total	611	0.280	0.008

There are also oxide reserves (see Taseko Annual Information Form for fiscal 2005), unchanged from previous estimates.

With the promising results encountered in the 2006 drilling program, Hunter Dickinson Inc. exploration specialists were called in to re-evaluate the property for exploration potential and to assist in devising and managing a focused program to further expand the Gibraltar mineral reserves. Two diamond drills are currently on the property continuing to work outwards from existing pits with the objective of expanding the reserves again in 2007.

2007 Production Forecast

Forecasted metal production for 2007 is 60-70 million pounds of copper and one million pounds of molybdenum. Total copper production is expected to increase from that achieved in 2006 through a combination of improved ore grade, increased mill throughput from improved mill mechanical availability, and the additional production of cathode copper from the rehabilitated SX/EW plant. With the expected higher grade and improved mill throughput, molybdenum production will also increase from 2006.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, which encompasses 196 mineral claims covering approximately 85 square kilometres. The property, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia, hosts a large porphyry gold-copper deposit amenable to large-scale open pit mining.

An update of the feasibility study for the Prosperity Gold-Copper Project, being performed by Hatch consultants, is progressing and is scheduled for completion in May 2007. Updating of optimum mine plans and input parameters to a pre-feasibility level with a 43-101 reserve statement is nearing completion. Results are scheduled for release early in January 2007. The Prosperity Project Environmental Impact Assessment Report will be completed in the spring of 2007.

Harmony Project

In 2006, the Company was focused on the Gibraltar mine and the Prosperity project; therefore only maintenance activities were performed on the Harmony project. These activities will continue and assessments will be undertaken as new opportunities arise for the Harmony project. Taseko anticipates continuing to focus its resources and its efforts on the Gibraltar mine and the Prosperity project in 2007.

Other Corporate Initiatives

Investment in Continental Minerals Corporation

Also in September, the Company completed a $11.5 million convertible note strategic investment into Continental Minerals Corporation. Continental, a company with certain directors in common with Taseko, holds a 100% interest in the Xietongmen copper-gold project in Tibet, China.

The Xietongmen property hosts a significant porphyry copper-gold deposit. Feasibility-level studies were initiated at Xietongmen in 2006, which are targeted for completion in 2007.

Investment into bcMetals Corporation

Subsequent to year-end in November 2006, Taseko launched a $1.05 per share take-over bid offer for all of the outstanding shares of bcMetals Corporation ("bcMetals"). bcMetals holds a 100% interest in the Red Chris copper-gold project in northern British Columbia. The results of a feasibility study on the Red Chris project were announced by bcMetals earlier in 2006.

Taseko's offer represented an 11% premium over the then current bid price for bcMetals being made by Imperial Metals Corporation  and if successful would cost approximately $45 million for 100% of bcMetals. The Taseko bid is subject to a number of conditions, including that at least 66.66% of bcMetals shares are tendered to the bid, a conditional settlement agreement is reached with certain minority shareholders of bcMetals' subsidiary, American Bullion Minerals Ltd., as well as rejection by bcMetals shareholders of bcMetals' Limited Purpose Shareholder Rights Plan and its proposed joint venture of Red Chris with Global International Jiangxi Copper Mining Company Limited. As of December 7, 2006, Taseko purchased, through ordinary market transactions on the TSX Venture Exchange, 1,791,600 common shares (4.67%) of bcMetals at an average price of $1.007 per share.

Financial Results

The Company's pre-tax earnings for 2006 increased to $39.0 million, compared to $5.8 million in 2005 due mainly to higher sales of copper and molybdenum and higher metal prices realized for sales during the year. The Company's after-tax earnings for 2006 increased to $32.9 million, compared to $23.3 million in 2005.

The Company reported revenues of $161.9 million, compared to $87.6 million in the previous fiscal year. Revenues consisted of copper concentrate sales of $140.3 million and molybdenum concentrate sales of $21.6 million. The average price per pound of copper concentrate sold increased to US$2.44 per pound, up from US$1.48 per pound in the previous year. Revenues increased due to significantly higher copper prices and more pounds of copper sold. The increase in pounds of copper sold is attributed to having a full year of sales in 2006 compared to nine months in 2005.

Cost of sales for 2006 was $103.6 million, compared to $71.3 million in 2005. Costs of sales for 2006 consists of total production cost of $92.5 million (2005 - $75.0 million), less a concentrate inventory addition of $2.0 million (2005 - $16.3 million), and silver credits of $1.2 million (2005 - $0.9 million). Also included in cost of sales are transportation and treatment costs of $14.3 million for 2006 compared to $13.5 million 2005. This increase in cost of sales for 2006 is due to higher sales quantities compared to the prior year.

Amortization expense for 2006 was $3.4 million compared to $2.7 million in 2005. The increase was due to more depreciable capital assets in 2006.

Exploration expenses increased to $3.5 million in 2006 compared to $0.5 million in 2005 due to a higher level of exploration activity, mainly at the Prosperity project. Exploration expenses of $2.6 million at Gibraltar were capitalized as a result of the increase in the mineral reserves.

General and administrative costs increased to $5.3 million in 2006 from $2.4 million in 2005. The main increase was attributable to legal, tax and accounting fees (2006 - $1.7 million; 2005 - $0.4 million), which increased in 2006 due to higher corporate activities, professional fees relating to the Company's continued efforts to comply with the reporting requirements under Sarbanes-Oxley and tax planning initiatives. Office and administration (2006 - $2.0 million; 2005 - $1.2 million), conference and travel (2006 - $0.4 million; 2005 - $0.1 million); and trust and filing (2006 - $0.3 million; 2005 - $0.1 million) all increased in 2006 due to higher staffing levels and an increase in corporate activities.

The Company recorded a one-time fee in 2006 of $3.5 million to Ledcor as a result of the Company voluntarily withdrawing from an agreement with Ledcor to operate the Gibraltar mine.

Stock-based compensation increased to $3.2 million in the current year compared to $1.1 million in 2005 as a result of a slight increase in the number of shares granted and a higher Black-Scholes valuation on the options granted during the year.

A current income tax provision of $4.4 million was recorded in 2006 compared to $4.1 million current income tax recovery in 2005. In addition, the Company had a future income tax expense of $1.7 million compared to a recovery of $13.4 million in 2005. The increase in the income tax provision is due mainly to the depletion of tax pools as a result of the Company becoming more profitable.

The Company has accrued a tax provision of a subsidiary company of $21.1 million (2005 - $19.6 million) in the consolidated financial statements. This provision relates to an income tax expense recorded in 2004, which management believes is unlikely to ever become payable. For further details, see the Management Discussion and Analysis for the year ending September 30 2006.

Taseko will host a conference call on Tuesday, December 19 at 11:00 a.m. Eastern Time (8:00 AM Pacific Time) to discuss these results. The conference call may be accessed by dialing (866) 831-6270 in Canada and the United States, or (617) 213-8858 internationally, using the passcode 46916913. A live and archived audio webcast will also be available at www.tasekomines.com in the Corporate Events section of the Investor Centre.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                            Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

                                         Cautionary Note Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Taseko advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.